SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 16)

Tab Products Co.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

873197 10 7

(CUSIP Number)

Edward E. Steiner, Esq.
Keating, Muething & Klekamp, P.L.L.
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6468

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 873197107                                           Page 2 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Phillip Ean Cohen
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Australia
--------- ----------------------------------------------------------------------
                   7      SOLE VOTING POWER

                          338,900
                  ------- ------------------------------------------------------
    NUMBER OF      8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY             -0-
    OWNED BY      ------- ------------------------------------------------------
      EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH            338,900
                  ------- ------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          338,900 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 873197107                                           Page 3 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Hamilton Sorter Co., Inc.
          31-0722233
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Ohio

--------- ----------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        338,900
                ------- --------------------------------------------------------
                 8      SHARED VOTING POWER
  NUMBER OF
   SHARES               -0-
BENEFICIALLY    ------- --------------------------------------------------------
  OWNED BY       9      SOLE DISPOSITIVE POWER
    EACH
  REPORTING             338,900
 PERSON WITH    ------- --------------------------------------------------------
                10      SHARED DISPOSITIVE POWER

                        -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          338,900 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 873197107                                           Page 4 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          HS Morgan Corporation
          13-3526420
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------- ----------------------------------------------------------------------
                     7      SOLE VOTING POWER

                            338,900
                    ------- ----------------------------------------------------
  NUMBER OF          8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                -0-
  OWNED BY          ------- ----------------------------------------------------
    EACH             9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                338,900
                    ------- ----------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                                     -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          338,900 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 873197107                                           Page 5 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          HS Morgan Limited Partnership
          13-3526423
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)
--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------- ----------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        338,900
               -------- --------------------------------------------------------
  NUMBER OF      8      SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY     -------  --------------------------------------------------------
    EACH         9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            338,900
               -------  --------------------------------------------------------
                10       SHARED DISPOSITIVE POWER

                        -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          338,900 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 873197107                                           Page 6 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Thaddeus S. Jaroszewicz
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------- ----------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        100
                ------- --------------------------------------------------------
  NUMBER OF      8      SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY      ------- --------------------------------------------------------
    EACH         9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            100
                ------- --------------------------------------------------------
                10      SHARED DISPOSITIVE POWER

                        -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          100 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Less than 0.1%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 873197107                                           Page 7 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Watkins C. Johnston
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------- ----------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        1,000
                ------- --------------------------------------------------------
  NUMBER OF      8      SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY      ------- --------------------------------------------------------
    EACH         9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            1,000
                ------- --------------------------------------------------------
                10      SHARED DISPOSITIVE POWER

                        -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,000 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Less than 0.1%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 873197107                                           Page 8 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Mark J. Dessy
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [X]
                                                                      (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------- ----------------------------------------------------------------------
                   7      SOLE VOTING POWER

                          5,000
    NUMBER OF     ------- ------------------------------------------------------
     SHARES        8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY              -0-
      EACH        ------- ------------------------------------------------------
    REPORTING      9      SOLE DISPOSITIVE POWER
   PERSON WITH
                          5,000
                  ------- ------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,000 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Less than 0.1%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 873197107                                           Page 9 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          MS TP Limited Partnership
          35-2162082
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

----------------- ------- ------------------------------------------------------
                   7      SOLE VOTING POWER

                          338,900
                  ------- ------------------------------------------------------
    NUMBER OF      8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY            -0-
    OWNED BY      ------- ------------------------------------------------------
      EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH            338,900
                  ------- ------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          -0-
----------------- ------- ------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          338,900 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 16 to Schedule 13D amends Items 3 and 7 of the Schedule 13D filed on February 8, 2001, as amended by Amendment Nos. 1-15 by Phillip Ean Cohen (“Mr. Cohen”), Hamilton Sorter Co., Inc., an Ohio corporation (“Hamilton Sorter”), HS Morgan Limited Partnership, a Delaware limited partnership (“HSMLP”), Thaddeus S. Jaroszewicz (“Mr. Jaroszewicz”), HS Morgan Corporation, a Delaware corporation (“HS Morgan”), Watkins C. Johnston (“Mr. Johnston”), Mark J. Dessy (“Mr. Dessy”), and MS TP Limited Partnership, a Delaware limited partnership (“MS TP”) (collectively, the “Filers”). This filing relates to the Common Stock, $0.01 par value (“Common Stock”) of Tab Products Co., a Delaware corporation (the “Corporation”)

Item 3.    Source and Amount of Funds or Other Consideration.

On June 25, 2002, in connection with the proposed acquisition of all of the Common Stock of the Corporation, Workstream Inc., an affiliate of Mr. Jaroszewicz, received a commitment from Banc One Mezzanine Corporation for a $7,000,000 loan, the terms of which are set forth on the Commitment Letter dated June 25, 2002 filed herewith as Exhibit No. 1.

Item 7.    Materials to be filed as Exhibits.

1.      Banc One Mezzanine Corporation Commitment Letter dated June 25, 2002.

Dated: July 1, 2002

*Phillip Ean Cohen

/s/ Thaddeus S. Jaroszewicz
Thaddeus S. Jaroszewicz

*Watkins C. Johnston

*Mark J. Dessy

HAMILTON SORTER CO., INC.,
an Ohio corporation

By:/s/ Thaddeus S. Jaroszewicz
Title: Chief Executive Officer

HS MORGAN LIMITED PARTNERSHIP,
a Delaware limited partnership.

By: HS MORGAN CORPORATION,
the General Partner

By:/s/ Thaddeus S. Jaroszewicz
Its: President

HS MORGAN CORPORATION,
a Delaware corporation

By:/s/ Thaddeus S. Jaroszewicz
Its: President

MS TP LIMITED PARTNERSHIP,
a Delaware limited partnership

By: MSTP, LLC, the General Partner

By:/s/ Thaddeus S. Jaroszewicz
Its: President

*By:/s/ Thaddeus S. Jaroszewicz
      Thaddeus S. Jaroszewicz
      Attorney-in-Fact

Exhibit 1

June 25, 2002

Mr. Thaddeus S. Jaroszewicz
Chief Executive Officer
Workstream Inc.
3158 Production Drive
Fairfield, OH 45014

Dear Ted:

        Banc One Mezzanine Corporation ("BOMC") is pleased to inform you that our Investment Committee has approved an investment in a $7.0 million senior subordinated note to be issued by Workstream Inc. ("WSI" or the "Company") and its wholly owned subsidiaries, Hamilton Sorter Co., Inc. ("Hamilton") and New Maverick Desk, Inc. ("Maverick"). Based on the information you have provided to us, the undersigned is pleased to issue its commitment to provide this financing, on the terms and subject to the conditions set forth herein.

Senior Subordinated Note

Issuers	WSI and its wholly owned subsidiaries, Hamilton and Maverick

Purchaser	Banc One Mezzanine Corporation

Issue	Senior Subordinated Note (the "BOMC Note")

Principal Amount	$7,000,000

Purpose	To fund a recapitalization of WSI by HS Morgan LP (“HSM”), the proceeds of which will be used to partially finance the acquisition by HSM of Tab Products Co. (“Tab”), provided that such acquisition is not opposed by the Board of Directors of Tab

WSI Capitalization	WSI’s capitalization, upon closing of BOMC’s investment, will be:

(i)    approximately $471,000 in capitalized lease obligations;
(ii)    a $1,000,000 unfunded revolver;
(iii)   the $7,000,000 BOMC Note;
(iv)   the $2,000,000 note to Mark Dessy (the "Dessy Note"); and,
(v)    the $3,850,000 investment held by HSM, whether constituted as debt or equity
(the "HSM Investment").

Hamilton/Maverick Capitalization	The capitalization of Hamilton and of Maverick will consist solely of the equity held by WSI. Neither Hamilton nor Maverick will have any debt, either funded or unfunded, during the term of the BOMC Note.

Commitment Fee	2.0% of the Principal Amount ($140,000), payable upon delivery of a commitment letter and refundable should the commitment be revoked in accordance with the Material Adverse Change clause

Interest Rate	Interest will be 14% per annum, payable via ACH quarterly in arrears, calculated on an actual/360 day basis.

Maturity	The fifth anniversary of closing

Mandatory Repayments	Principal will be payable in quarterly installments as follows:

          Fiscal Year                  Quarterly Amortization
               2003                            $0
               2004                            $125,000
               2005                            $187,500
               2006                            $250,000
               2007                            $250,000

The balance of $3.75 million will be due at maturity.

Optional Repayments	The Company shall have the right to prepay all amounts outstanding under the BOMC Note subject to a prepayment fee calculated as a percentage of the Principal Amount as detailed in the following table:

If Prepayment is          Then Prepayment
Made during Year            Fee shall be
     One                                  5%
     Two                                  4%
     Three                                3%
     Four                                 2%
Thereafter 0%

Mandatory Repayments	BOMC will have the right of repayment upon a liquidation, wind up, change of control, merger, sale of substantially all of the assets of the Company, Hamilton or Maverick, event of default or a qualified public offering.

Ranking	The BOMC Note will rank junior to certain senior funded indebtedness. At closing, this amount will not exceed the amounts as stated in “WSI Capitalization”. Thereafter, the amount of senior indebtedness will be capped at a mutually agreeable amount. This ranking will be captured in an intercreditor agreement customary for transactions of this type. The BOMC Note will be senior to all other financing of the Company.

Collateral	The BOMC Note will be secured by i) a pledge of the stock of WSI and its subsidiaries, ii) a perfected first security interest in all assets not claimed by the revolver, and iii) a first lien on HSM’s investment in Tab, provided however that BOMC will have no power to vote, or to direct the voting of, any of the Tab shares held by HSM prior to an event of default under the BOMC Note.

Key Man Life	The Company will be required to purchase a key man life insurance policy on Thaddeus Jaroszewicz in the amount of $3,750,000. The proceeds of this policy will be payable to the Company, but assigned to BOMC.

Covenants	The BOMC Note documentation will contain certain affirmative and negative covenants and financial tests customary for this type of financing, including but not limited to: (1) limitations on indebtedness including, in certain circumstances, the approval of BOMC for drawdowns under the revolving credit facility; (2) limitations on capital expenditures; (3) minimum EBITDA; (4) maximum ratio of debt to EBITDA; (5) minimum fixed charge coverage ratio; and (6) limitations on owners’ compensation (including salary, bonus, rental payments, interest payments and dividends). Additionally, payments to affiliates of HSM, including Ted Jaroszewicz and John Boustead (the “WSI administrative expenses”), will be capped at $200,000 per year and may be reduced to $100,000 per year upon certain events of default.

Documentation	Purchase agreement and other documentation (including intercreditor agreement, note, warrant, etc.) to be negotiated, and shall include, among other items: 1) market terms of subordination for privately placed debt; 2) standard representations, warranties, events of default, cross defaults, and covenants (including financial covenants); 3) the right for BOMC to attend the Company’s board meetings which shall be held at least quarterly; and 4) standard indemnification provisions. The covenants associated with the BOMC Note will remain in effect until the BOMC Note is repaid in full. Reporting requirements will remain in effect until the Warrant is exercised or expires.

Warrant

Warrant	BOMC shall be issued a detachable and freely transferable warrant (the “Warrant”) exercisable into 26.0% of the fully diluted equity of the Company at the time of exercise. The Warrant shall be for non-voting stock, exchangeable into voting stock under certain circumstances.

Term	10 years

Exercise Price	nominal

Equity Rights	The Warrant (and any stock issued upon exercise of the Warrant) shall contain standard anti-dilution protection for subordinated debt issuances, two demand registration rights for all of BOMC’s equity (with no more than one demand right to be exercised in any 12-month period), unlimited piggy-back registration rights, pre-emptive rights and dollar-for-dollar co-sale rights.

Put Option	The Put shall be exercisable at any time beginning on the earlier of:

(i)     repayment of 90% or more of the outstanding principal due under the BOMC Note;
(ii)     a change of control;
(iii)    a sale of substantially all of the stock or assets of the Company;
(iv)    an initial public offering;
(v)     an event of default; and
(vi) the fifth anniversary of closing.

Put Price	The Put on the warrant will be priced at the greater of:
(i)	book value;

(ii)	4.5 times the earnings before WSI administrative expenses, interest, taxes, depreciation and amortization of the Company for the preceding twelve month period, less outstanding permitted indebtedness (defined to include the revolver and the BOMC Note but exclude the Dessy Note and the HSM Investment), plus cash and marketable securities using the most current month-end balances;

(iii)	fair market value as determined by a mutually agreed upon third party appraiser, without giving effect to WSI administrative expenses, illiquidity or minority interest discounts; or

(iv)	fair market value of the Company as determined by certain market events such as a merger or sale of the Company or based on the publicly traded market value (average closing price for 20 days immediately prior to the date of exercise), times the warrant percent.

In each of the cases above, for purposes of calculating the equity value associated with the warrant/warrant shares, the Dessy Note and the HSM Investment will be treated as common equity.

General Items

Contingent Items	This commitment remains contingent upon the following items:

1.	The closing of the contemplated acquisition of Tab by HSM not later than December 31, 2002;

2.	Documentation of the financing transaction, including: (i) the negotiation of a satisfactory revolving credit agreement and related intercreditor agreement with the senior lender; (ii) subordination of the Dessy Note and the HSM Investment to the BOMC Note; (iii) documentation of the structure of the investment by HSM in Tab, the tax ramifications of such investment on WSI, and the related security positions by BOMC; and (iv) documentation of the detailed terms and conditions of the BOMC Note, including various representations and warranties to be made by the Company; in each case, in form and substance satisfactory to BOMC and its counsel, and,

3.	Satisfaction, in BOMC’s sole discretion, as to the absence of any material adverse change in the business, operations, properties, assets, condition (financial or otherwise), value and prospects of the Company.

Material Adverse Change	BOMC in its sole discretion may revoke this commitment upon the occurrence of a Material Adverse Change in the Company’s financial performance. For purposes of clarity, BOMC defines Material Adverse Change in the Company’s financial performance as meaning performance where EBITDA before WSI administrative expenses, measured on a year-to-date basis for the current fiscal year, fails the following cumulative EBITDA target:

YTD Month June July August September October November December	Cumulative EBITDA $ 431,100 $ 613,200 $ 813,200 $1,063,200 $1,288,200 $1,512,200 $1,794,500

Due Diligence Fee	$15,000, payable to BOMC refundable (less Transaction Expenses) to the extent not used

Transaction Expenses	HSM and the Company shall be responsible for the payment of legal fees and expenses, accountant’s fees, and other expenses incurred by BOMC in connection with the transaction contemplated herein, both prior to closing and ongoing, whether or not a closing occurs. Expenses will encompass costs related to due diligence, including those expenses related to the preparation, negotiation and execution of the documentation necessary to consummate this proposed transaction, and in connection with any amendments, waivers or enforcement of rights with respect to such transaction.

        By its acceptance below, HSM, WSI, Hamilton, and Maverick agree to and agree to cause any of them to, indemnify and hold harmless BOMC, its affiliates and all of their respective directors, officers, employees, agents, attorneys and controlling persons (each an “Indemnified Person”) from and against, and reimburse them for, all losses, claims, damages, judgments, assessments, costs and other liabilities (collectively “Liabilities”) and reasonable legal and other expenses (collectively “Expenses”) incurred by any Indemnified Person, related to or arising out of this letter, any of the transactions contemplated hereby, or in investigating, preparing, pursuing, defending or participating in any claim, action, proceeding or investigation (commenced or threatened), whether or not any Indemnified Person is a party to any such proceeding (collectively “Actions”), except to the extent that there is a judicial determination that any Action is the result of the gross negligence or willful misconduct of such Indemnified Person.

        In addition, HSM and the Company agree to reimburse BOMC, from time to time upon demand, for all reasonable out-of-pocket expenses (including legal fees) incurred in connection with this letter and the transactions contemplated hereby, whether incurred before or after the date hereof. The obligation of HSM and the Company under this paragraph shall survive any termination of this letter and shall be effective regardless of whether the transactions contemplated hereby are consummated or any definitive financing agreements are executed. The forgoing provision of this paragraph shall be in addition to any rights that BOMC or any other Indemnified Person may have at common law or otherwise.

        By executing this letter, you agree that this letter is solely for the benefit of HSM and the Company in connection with the proposed financing and that it may not be relied upon by any other person or entity for any purpose. Further, you agree to continue to proceed exclusively with BOMC, and not to seek or engage in any communication with any alternative source of subordinated financing in connection with the recapitalization of WSI, without the express written consent of BOMC.

        If you agree with the foregoing, please sign and return to the undersigned the enclosed copy of this commitment letter no later than 5:00 p.m., New York time, on Wednesday, June 26, 2002. Our commitment will terminate at such time unless the undersigned has received from you such signed commitment letter; provided, however, that any term or provision hereof to the contrary notwithstanding, the two immediately preceding paragraphs shall survive any termination of our commitment.

        We look forward to working with you.

Very truly yours, BANC ONE MEZZANINE CORPORATION By: Cheryl L. Turnbull

ACCEPTED AND AGREED TO
as of this June __, 2002:

HS MORGAN L.P.

By:
Its:

WORKSTREAM, INC.

By:
Its:

HAMILTON SORTER CO., INC.

By:
Its:

NEW MAVERICK DESK, INC.

By:
Its: